EXHIBIT 2
BANK AND BANCORP
AMENDED AND RESTATED
PLAN OF REORGANIZATION



		This Bank and Bancorp Amended and Restated Plan of Reorganization ("Plan") is entered into by and between Temecula Valley Bank, N.A., a national association ("Bank") and Temecula Valley Bancorp Inc., a Delaware corporation ("Bancorp") on April 2, 2002 and replaces the original Plan of Reorganization dated March 12, 2002.

1.	Participating Entities / Terms and Conditions.

A.	Bank is a banking corporation duly
organized, validly existing and doing business in good standing under the laws of the United States and has authorized capital of forty million (40,000,000) shares of one dollar twenty five cents ($1.25) par value common stock;

B.	Bancorp is a corporation duly organized,
validly existing and doing business in good standing under the laws of Delaware, and has authorized capital of forty million
(40,000,000) shares of the one tenth of one cent ($0.001) par value common stock; and

C.	A majority of the entire Boards of Directors
of Bank and Bancorp, respectively, have approved this Plan and authorized its execution.

D.	At the Effective Time, as defined below, the
Share Exchange, as defined below, shall be effected as follows: each issued and outstanding share of Bank common stock ("Bank Common Stock") will be converted into and exchanged for a right to receive one share of Bancorp Common Stock ("Bancorp Common Stock"), except for shares of Bank Common Stock held by Dissenting Bank Stockholders, as defined below.

E.	Subject to the satisfaction of the
conditions set forth in this Plan, at the Effective Time, the Bank will be a wholly-owned subsidiary of Bancorp. At the Effective Time, the separate corporate existence, identity, name, purposes, franchises, powers, rights and immunities of Bank shall continue unaffected and unimpaired by the Share Exchange.

2.	Definitions.

As used in this Plan, the following terms have the definitions indicated:

A.	"Closing Date" has the meaning set forth in
Section 7.

B.	"Dissenting Bank Stockholder" has the
meaning set forth in Section 4 hereof.

C.	"Effective Date" means the business day upon
which the Effective Time falls.

D.	"Effective Time" means 5 p.m. California
time, on the day when all of the conditions to the Share
Exchange have satisfied or waived, and the parties hereto then agree to the Effective Time.

E.	"Exchange Agent" means the Bank or an agent
acting on its behalf in such capacity.

F.	"FRB" means the Federal Reserve Board.

G.	"OCC" means the Office of the Comptroller of
the Currency.

H.	"Share Exchange" means the transactions
described in Section 1.D.

I.	"Stock Option Plans" means the Temecula
Valley Bank, National Association 1996 Incentive and
Nonqualified Stock Option Plan (Employees), as amended and the
Temecula Valley Bank, National Association 1997 Nonqualified
Stock Option Plan (Directors), as amended.

3.	Other Definitions.  The terms defined in Section
2 do not comprise all the defined terms contained in this Plan.
Capitalized terms not defined in Section 2 shall have the meanings described elsewhere herein.

4.	Dissenting Bank Stockholders.

A.	Procedure.  The parties agree to afford to
those stockholders of the Bank who opt to exercise their rights of dissent, the rights specified in this Plan and those specified in 12 U.S.C. Section 215a(b), as amended from time to time and no others. A Bank stockholder may become a Dissenting
Bank Stockholder if such stockholder shall have:

(i)	Voted against the Plan at the meeting
of stockholders (the "Meeting") called for the purpose of obtaining stockholder approval of the Plan or delivered to the Bank, at or before the Meeting, written notice of the stockholder's dissent from the Plan; and

(ii)	After receipt of notice of the date of
consummation and shall have at any time before thirty (30) days after consummation of the Share Exchange made a written request to the Bank accompanied by the surrender of his or her stock certificates.

B.	Limitation of Rights.  A stockholder who
becomes a Dissenting Bank Stockholder shall thereafter have only such rights as are provided such a stockholder in accordance with 12 U.S.C. Section 215a and as specified in this Plan, and shall have no other rights under this Plan or otherwise.

5.	Effect of Share Exchange.

A.	Share Exchange.  As of the Effective Time of
the Share Exchange, by virtue of the Share Exchange and without any action on the part of the holder of any shares of Bank Common Stock, each outstanding certificate which previously represented shares of Bank Common Stock (except shares held by Dissenting Bank Stockholders) shall, until surrendered for exchange, be deemed for all purposes to evidence only the right to receive shares of Bancorp Common Stock in accordance with the terms of this Plan. After the Effective Time, there shall be no further registration of transfer on the records of Bank of shares of Bank Common Stock. If a certificate representing shares of Bank Common Stock is presented to the Bank, the Exchange Agent or the Bancorp it shall be cancelled in exchange for shares of Bancorp Common Stock or cash as herein provided.

B.	Charter and Bylaws.  The Articles of
Association of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, be the Articles of Association of the Bank, without change or amendment (until amended or repealed as provided by law) and the Bylaws of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, be the Bylaws of the Bank, without change or amendment (until amended or repealed as provided by law).

C.	Officer and Directors.  On and after the
Effective Date, the directors and officers of Bank, immediately prior to the Effective Date, shall be the directors and officers of the Bank. Directors of the Bank shall serve until the next annual meeting of stockholders of the Bank and until such time as their successors are elected and have qualified.

D.	Rights and Privileges.  On and after the
Effective Date, all the rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of Bank shall continue unaffected and unimpaired by the Share Exchange.

E.	Further Cooperation.  If at any time after
the Effective Date any further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

F.	Offices.  Upon the Effective Date, all
offices of Bank shall continue to be offices of the Bank and the principal office of Bank shall continue to be the principal office of the Bank.

G.	Rights to Stock Options.  On and after the
Effective Date, all outstanding options to purchase shares of Bank Common Stock granted pursuant to the Bank's Stock Option Plans shall be assumed by and shall be deemed options to purchase shares of Bancorp Common Stock on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended, and the California law, and for the same number of shares as have been agreed upon and set forth in Bank's Stock Option Plans and stock option agreements entered into pursuant thereto.

H.	Warrant Shares.  Warrants to purchase Bank
Common Stock which are outstanding immediately before the Effective Time shall upon the Effective Time and without any further action on the part of the holders thereof or the parties hereto be exchanged for, converted into and be deemed warrants issued by the Bancorp with the same terms and conditions and to purchase the same number of shares of Bank Common Stock as the warrants issued and outstanding immediately prior to the Effective Time.

6.	Exchange Process For Stockholders Other Than
Dissenting Bank Stockholders. As soon as practical after the Effective Time, the Exchange Agent will send a letter of transmittal, the terms of which shall be acceptable to the parties hereto, to each holder of a certificate theretofore evidencing Bank Common Stock (except for Dissenting Bank Stockholders), advising such holder of the terms of the exchange effected by the Share Exchange and the procedure for surrendering to the Exchange Agent such certificate or certificates for exchange into stock or cash, as the case may be. Upon surrender of certificates theretofore evidencing shares of Bank Common Stock to the Exchange Agent in accordance with such letter of transmittal, each such holder shall be entitled to receive in exchange therefore the amount of cash or stock called for under the terms of this Plan. The Exchange Agent may withhold delivery of cash or stock to any Bank stockholder who has not delivered his or her certificates for exchange along with a duly completed letter of transmittal.

7.	The Closing.  The Closing of the transactions
contemplated herein shall take place at the main office of Bank at 10:00 a.m., local time (or at such other place and time as the parties may mutually agree upon), on a date (the "Closing Date") determined by the parties, which date shall be within sixty (60) days following the date upon which all approvals, consents and authorizations are obtained and all applicable waiting periods have lapsed (the "Closing"). At the Closing and on the Closing Date, the parties shall deliver, or cause to be delivered, the documents necessary to effect a closing.

8.	Conditions to Closings.  The mutual obligations
of the parties to proceed with the Share Exchange are subject to fulfillment, at or prior to the Effective Time of the conditions set forth in this Section 8.

A.	Regulatory Approvals.  Appropriate permits
or approvals from the FRB, the OCC and any other governmental agencies which are necessary to carry out the transactions contemplated in this Plan shall have been received, including but not limited to approval from the FRB for Bancorp to become the holding company of the Bank as a result of the effectuation of the Share Exchange and from the OCC for the Bank to engage in the Share Exchange.

B.	Shareholder Approval.  This Plan shall have
been approved by the holders of record of at least two thirds
(2/3) of the issued and outstanding shares of Bank Common Stock.

C.	Rights of Dissenting Shareholders.  Any
stockholder of the Bank who has voted against the Plan at the Meeting, or has given notice in writing at or prior to the Meeting to the presiding officer that he or she dissents from the Plan, shall be entitled to receive the value of the shares so held by him or her when the Plan shall be approved by the Comptroller upon written request made to the Bancorp at any time before thirty (30) days after the date of consummation of the Share Exchange, accompanied by the surrender of his or her stock certificates. The value of the shares of any dissenting stockholder shall be determined in accordance with the provisions of 12 U.S.C. Section 215a.

D.	Performance.  Each of the acts and
undertakings of the Bank and Bancorp to be performed on or before the Effective Date pursuant to the terms hereof shall have been duly performed in all material respects.

E.	Opinion.  Issuance (unless the same is waived
by the parties hereto) of a favorable opinion from a law firm or accounting firm, in form and substance satisfactory to the parties and their counsel, with respect to the tax consequences to the parties and their stockholders resulting from the Share Exchange.

F.	No Violation.  The Share Exchange shall not
violate any order, decree or judgment of any court or governmental body having competent jurisdiction and no law, rule or regulation shall have been adopted, by any such body, prohibiting or enjoining the actions contemplated by this Plan or which would, in the reasonable judgment of either party, substantially lessen the benefits of the transactions contemplated hereby.

G.	No Orders.  No order of any court is entered
which, in the reasonable opinion of either party, renders it impossible or inadvisable for either party to consummate the transactions contemplated hereby.

9.	Termination.

A.	Events of Termination.  The Plan may be
terminated at any time upon the occurrence of any of the following events:

(i)	If any of the conditions set forth in
Article 8 are not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of either of the parties, in their sole and absolute discretion; or

(ii)	If any action, suit, proceeding or claim
has been instituted, made or threatened, relating to this Plan or the proposed Share Exchange which makes consummation of the Share Exchange inadvisable in the opinion of a majority of the Board of Directors of either of the parties;
or

(iii)	If for any reason consummation of the
Share Exchange is inadvisable in the opinion of a majority of the Board of Directors of either of the parties.

B.	Mandatory Termination.  The Plan shall be
terminated in the event holders of shares perfect their dissenters rights of appraisal pursuant to 12 U.S.C. Section 215a in an amount that the Board of Directors of either party determines, in its sole discretion, is detrimental to the capital levels of either party.

		Upon termination, this Plan shall be void and of no further effect, and there shall be no liability by reason of this Plan or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or stockholders.

10.	Amendment.  Bank and Bancorp, by mutual consent
of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Plan in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by stockholders of Bank; provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by Bancorp in exchange for each share of Bank, except (i) by the affirmative action of such stockholders as required by law or (ii) the initial approval of this Plan by the Bank's stockholders shall be deemed to include approval of such changes to this Plan, if any, as may be required from time to time by any bank regulatory agency or department.

11.	Governing Law.  This Plan is made and entered
into in the State of California, and the laws of said State shall govern the validity and interpretation hereof, and the performance of the parties hereto and their respective duties and obligations hereunder except as required by applicable provisions of Title 12 of the United States Code and the laws, rules and regulations issued thereunder within the jurisdiction of the OCC and the FRB.

12.	Assignment.  This Plan may not be assigned by
either party without the prior written consent of the other party and any attempted assignment in violation of this section is void.

13.	Successors and Assigns.  This Plan shall be
binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

14.	Entire Plan.  This Plan together with any
schedules or exhibits hereto contains all of the agreements of the parties to it with respect to the matters contained herein and no prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters shall be effective for any purpose.

15.	Headings.  The headings of this Plan are for
purposes of reference only and shall not limit or define the meaning of the provisions of this Plan.

16.	Severability.  If any paragraph, section,
sentence, clause or phrase contained in this Plan shall become illegal, null or void or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void or against public policy, the remaining paragraphs, sections, sentences, clauses or phrases contained in this Plan shall not be affected thereby.

17.	Singular and Plural.  Whenever the context of
this Plan so requires, the singular includes the plural, the plural includes the singular, and the whole includes any part thereof.

18.	Third Parties.  Except as may be specifically
provided herein, nothing in this Plan, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Plan on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Plan intended to relieve or discharge the obligation or liability of any third persons to any party to this Plan, nor shall any provision give any third persons any right of subrogation or action over against any party to this Plan.

19.	Expenses.  All of the expenses of the Share
Exchange, including filing fees, printing and mailing costs, and accountants' fees and legal fees shall be borne by the Bank or the Bancorp, as applicable.


[SIGNATURES ON FOLLOWING PAGE]






		IN WITNESS WHEREOF, the parties to this Plan have duly executed this Plan as of the day and year first above written.

TEMECULA VALLEY BANK, N.A.


By:	 /S/ STEHEN H. WACKNITZ
Stephen H. Wacknitz
	President and Chief Executive
Officer




TEMECULA VALLEY BANCORP INC.


By:	 /S/ STEPHEN H. WACKNITZ
Stephen H. Wacknitz
President and 	Chief Executive
Officer
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